Exhibit (a)(1)(K)

From Address: CI-TherapeuticsMD@insightsoftware.com

Subject: Welcome Email

Dear [[firstname]],

TherapeuticsMD, Inc.’s Offer to Exchange Eligible Options for New Restricted Stock Units (the “Exchange Offer”) has begun. You can access information about the Exchange Offer using the TD Ameritrade Equity 360 portal by logging into your TD Ameritrade account with the following link https://www.tdameritrade.com. If you forgot your user ID and/or password, please click “Need Login Help?”.

All of the documents related to the Offer to Exchange can be found in the TD Ameritrade Equity 360 portal. Once you have successfully logged on to the portal, all of the relevant information about the exchange and making an election can be found in the Documents section of the TD Ameritrade Equity 360 portal.

Please follow the steps provided below to complete and digitally sign the fillable PDFs:

1.	Please make sure you have adobe reader installed. If you do not have Adobe reader here is a link to download Adobe reader: Adobe—Install Adobe Acrobat Reader DC

2.	Click and download the document(s) on your pc.

3.	Right click on the downloaded file and choose open with Adobe Reader DC.

4.

Fill-in your election for each option award, Sign, Fill-in your name and Date and Click the “Submit Form” button when done. It will create an email using your selected email application to CI-TherapeuticsMD@insightsoftware.com. Please note that this process must be done electronically. In other words, you will not be able to print the forms, manually complete and sign them.

Please contact equityawards@therapeuticsmd.com with questions.